SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Notice of Subscription dated May 4, 2007 filed by the Company with the Comisión Nacional de Valores.

NOTICE OF EXTENSION

Alto Palermo S.A. (APSA)

Series N° 1 Fixed Rate Notes due 2017 for a principal amount of up to US$ 120,000,000

Series No. 2 Fixed Rate Argentine Peso-Linked Notes due 2012 for

a principal amount of up to US$ 50,000,000

This Notice of Extension is published in connection with the subscription of the Series 1 Fixed Rate notes due 2017 for a principal amount of up to US$ 120,000,000 (U.S. Dollars One Hundred and Twenty Million) (the “Series 1 Notes”) and its Series 2 Fixed Rate Argentine Peso-Linked Notes due 2012 for a principal amount of up to US$ 50,000,000 (U.S. Dollars Fifty Million) (the “Series 2 Notes”, and collectively with the Series 1 Notes, the “Notes”), to be issued under the Global Note Program for a principal amount of up to US$ 200,000,000 of Alto Palermo S.A. (APSA) (the “Program”) as authorized by the Argentine Securities Commission (the “CNV”) by means of Resolution No. 15,614 dated April 19, 2007, which main terms and conditions form an integral part of the Program’s offering memorandum (the “Offering Memorandum”) and of the pricing supplement relating to the issuance of the Notes (the “Pricing Supplement”), both dated April 20, 2007 and published in the Bulletin of the Buenos Aires Stock Exchange on April 23, 2007.

In connection with the notice of subscription of the Notes published in the Bulletin of the Buenos Aires Stock Exchange on April 23, 2007, to which we refer, public investors in general are notified that Alto Palermo S.A. (APSA) (the “Company”) has resolved to extend the expiration of the period during which interested parties may submit their non-binding expressions of interest to subscribe for the Notes (the “Period to Submit Non-Binding Expressions of Interest”), originally scheduled for May 7, 2007 at 1:00 p.m. to May 8, 2007 at 1:00 p.m. (the “Expiration of the Period to Submit Non-Binding Expressions of Interest”), unless such period is once more extended by the Company, which event shall be notified by publication in the Bulletin of the Buenos Aires Stock Exchange and in a newspaper of general circulation in Argentina prior to its expiration. The non-binding expressions of interest may be withdrawn before the Expiration of the Period to Submit Non-Binding Expressions of Interest.

Upon the Issue Price and Interest Rate applicable to the Notes being determined on the Price and Interest Rate Determination Date, a notice shall be published in the Bulletin of the Buenos Aires Stock Exchange and investors may confirm the non-binding expressions of interest submitted during the Period to Submit Non-Binding Expressions of Interest on May 9, 2007. “Price and Interest Rate Determination Date” means the date on which the new expiration of the Period to Submit Non-Binding Expressions of Interest shall take place.

Except for the extension of the Expiration of the Period to Submit Non-Binding Expressions of Interest notified hereunder, the remaining terms and conditions for the offering of the Notes described in the Offering Memorandum and the Pricing Supplement remain in full force and effects.

Interested parties may submit their non-binding expressions of interest until the Expiration of the Period to Submit Non-Binding Expressions of Interest at the Offices of the Local Dealer detailed hereinbelow:

Local Dealers: Citicorp Capital Markets S.A., domiciled at Florida 183 – C1005AAC –City of Buenos Aires – Argentina, Telephone 4329-1266, Attention: Xavier Tarradellas/Hernán Van Zandweghe and Standard Bank Argentina S.A., domiciled at Della Paolera 265 – C1001ADA – City of Buenos Aires – Argentina, Telephones 4820-3582 / 4820-3594, Attention: Jaime Deane / Diego Sanchez Seoane

For further information please refer to the offices of the Local Dealers detailed above or to the Company’s offices, located at Moreno 877, 23rd Floor, C1091AAQ, City of Buenos Aires, Argentina, Telephone 4323-7449.

The authorization granted by the CNV in respect of the Program pursuant to Resolution No. 15614 only means that the CNV’s information requirements have been complied with. The CNV has issued no opinion in respect of the information contained in the Offering Memorandum and in the Pricing Supplement.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: May 4, 2007